SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

United Continental Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

910047109
(CUSIP Number)

Altimeter Capital Management, LP

One International Place

Suite 2400

Boston, MA 02110

with a copy to:

Marc Weingarten, Esq.

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 19, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 910047109	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON ALTIMETER CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,509,268 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,509,268 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,509,268 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 910047109	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON ALTIMETER PARTNERS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,509,268 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,509,268 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,509,268 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 910047109	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON BRAD GERSTNER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,509,268 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,509,268 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,509,268 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 910047109	SCHEDULE 13D/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON BARNABY HARFORD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 40,000 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 40,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 40,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 910047109	SCHEDULE 13D/A	Page 6 of 8 Pages

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statements on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 26, 2016 (the “Original Schedule 13D”) and Amendment No. 1 to the Original Schedule 13D, filed with the SEC on March 8, 2016 (“Amendment No. 1,” together with this Amendment No. 2 and the Original Schedule 13D, the “Schedule 13D”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of United Continental Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D and Amendment No. 1. This Amendment No. 2 amends Items 2, 4, 5, 6, and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
As a result of the Settlement Agreement (as defined in Item 4), the Reporting Persons and PAR may no longer be deemed members of “group” as defined in Rule 13d-5 of the Exchange Act, and the Reporting Persons shall cease to be Reporting Persons immediately following the filing of this Amendment No. 2. A copy of the Settlement Agreement is attached as Exhibit 3 to this Schedule 13D and is incorporated by reference herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
On April 19, 2016, the Altimeter Parties, the General Partner, PAR and certain affiliates of PAR (collectively, the “Settlement Parties”) entered into a settlement agreement with the Issuer (the “Settlement Agreement”) whereby the Fund agreed to withdraw its notice of nomination, originally sent to the Issuer on March 8, 2016, and whereby the parties agreed, among other things, and subject to certain conditions, that the Board will: (i) immediately following the execution and delivery of the Settlement Agreement (the “Effective Time”), increase the size of the Board to seventeen directors and appoint Edward Shapiro (“Mr. Shapiro”) and Barnaby Harford (“Mr. Harford”) to fill the newly-created vacancies and to serve as directors on the Board; (ii) include Messrs. Shapiro and Harford in its slate of nominees for election as directors at the 2016 annual meeting of stockholders (the “2016 Annual Meeting”) and solicit proxies in favor of the election of Messrs. Shapiro and Harford at the 2016 Annual Meeting; and (iii) mutually agree with the Investment Manager and PAR to identify an additional director (the “New Independent Director”) and appoint the New Independent Director to the Board as promptly as possible following the Effective Time and with an outside target date of six months after the Effective Time. In addition, the Issuer shall include the New Independent Director in its slate of nominees for election as directors at the 2017 annual meeting of stockholders (the “2017 Annual Meeting”) and solicit proxies in favor of the New Independent Director. The Settlement Parties will also abide by certain customary standstill provisions, such provisions to last until the later of (x) the day Mr. Shapiro is no longer a director and (y) two weeks prior to the deadline for the submission of notices of stockholder nominations or proposals under the Issuer’s Amended and Restated Bylaws for the 2017 Annual Meeting (the “Standstill Period”). The standstill provisions provide that each of the Settlement Parties agrees to cause all shares of Common Stock beneficially owned by it to be present for quorum purposes and to be voted in favor of the directors nominated by the Board for election or other business that may come before any shareholder meeting during the Standstill Period, subject to certain exceptions. The foregoing summary of the Settlement Agreement is qualified in its entirety by reference to the full text of the Settlement Agreement, which is attached as Exhibit 3 to this Schedule 13D and which is incorporated by reference herein.

CUSIP No. 910047109	SCHEDULE 13D/A	Page 7 of 8 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entireties, and Item 5(e) is hereby added, as follows:

(a) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 11,549,268 shares of Common Stock, constituting approximately 3.2% of the outstanding Common Stock. All percentages set forth herein are based upon 359,484,808 shares of Common Stock outstanding as of February 9, 2016, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on February 18, 2016.

Representatives of the Reporting Persons previously engaged in discussions with PAR Capital Management, Inc. (“PAR”) regarding their strategies to enhance shareholder value, including regarding the nomination of Mr. Harford for election to the Board. However, as a result of the Settlement Agreement, the Altimeter Parties, Mr. Harford, and PAR are no longer members of “group” as defined in Rule 13d-5 of the Exchange Act, and, accordingly, shares of Common Stock beneficially owned by each of the Altimeter Parties, PAR, and Mr. Harford are no longer deemed to be beneficially owned by each other.

The Reporting Persons (i) own (and will continue to own) less than 5% of the total outstanding Common Stock for purposes of Treasury Regulation Section 1.382-2T(g), (ii) have the sole right to dividends and/or proceeds from the sale of the Common Stock reported in Item 11 of the cover pages to this Schedule 13D and have no dividend or voting rights in any other shares of Common Stock, and (iii) do not have any formal or informal understanding with PAR or any other stockholder of the Issuer to make any coordinated acquisitions of, or investment decisions with respect to, the Common Stock.

(b) Each of the Investment Manager, the Fund, and Mr. Gerstner, has the shared power to vote or to direct the vote or to dispose or to direct the disposition of 11,509,268 shares of Common Stock. Mr. Harford has the sole power to vote or direct the vote or to dispose or direct the disposition of 40,000 shares of Common Stock.

(e) As a result of the Settlement Agreement, on April 19, 2016, the Reporting Persons may no longer be deemed the beneficial owners (determined in accordance with Rule 13d-3 under the Exchange Act) of more than 5% of the outstanding shares of Common Stock. Accordingly, this Amendment No. 2 constitutes an exit filing for the Reporting Persons.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
The Investment Manager is a party to the Settlement Agreement, which attached as Exhibit 3, to this Schedule 13D and is incorporated by reference herein.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description

3	Settlement Agreement, dated April 19, 2016.

CUSIP No. 910047109	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 20, 2016

ALTIMETER PARTNERS FUND, L.P.
By: Altimeter General Partner, LLC Its: General Partner
By:	/s/ Brad Gerstner
Brad Gerstner
Managing Member

ALTIMETER CAPITAL MANAGEMENT, LP
By: Altimeter Capital Management General Partner, LLC Its: General Partner
By:	/s/ Brad Gerstner
Brad Gerstner
Managing Member

/s/ Brad Gerstner
BRAD GERSTNER

/s/ Barnaby Harford
BARNABY HARFORD